United States securities and exchange commission logo





                             October 18, 2022

       Orla Gregory
       Chief Financial Officer
       Enstar Group Limited
       Windsor Place, 3rd Floor
       22 Queen Street
       Hamilton HM JX, Bermuda

                                                        Re: Enstar Group
Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 12, 2022
                                                            File No. 001-33289

       Dear Orla Gregory:

               We have reviewed your September 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2022 letter.

       Form 10-K filed February 24, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 63

   1. We note your response to comment 3 and proposed revised disclosures included in
                                                        Appendix 1 of your
response letter. Regarding the Company's basis for excluding unallocated LAE
("ULAE"), your proposed disclosure provides that the
                                                        reduction/(increase) in
provisions for ULAE are not considered directly related to the reserves and their
exclusion provides alignment with your insurance contract disclosures.
                                                        Please explain to us
and revise your disclosures to clarify how the Company determined that the provisions for
ULAE are not related to your reserves, as well as to explain what they are then related
to on a consolidated basis. In addition, explain your basis and
 Orla Gregory
Enstar Group Limited
October 18, 2022
Page 2
         rationale as to how the exclusion of these amounts provides alignment with your insurance contract disclosures, including which specific disclosures you are referring to.
      You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Robert Klein,
Accounting Branch Chief, at 202-551-3847 with any questions.



FirstName LastNameOrla Gregory                               Sincerely,
Comapany NameEnstar Group Limited
                                                             Division of
Corporation Finance
October 18, 2022 Page 2                                      Office of Finance
FirstName LastName